Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

EXC - Exelon Corporation Conference Call to Discuss the Proposed Acquisition of NRG

Event Date/Time: Jul. 02. 2009 / 8:00AM ET

C O R P O R A T E  P A R T I C I P A N T S

Karie Anderson

Exelon Corporation - VP of IR

John Rowe

Exelon Corporation - Chairman and CEO

Chris Crane

Exelon Corporation - EVP, President and COO

Frank Huntowski

The Northbridge Group - Director

Matt Hilzinger

Exelon Corporation - SVP and CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Hugh Wynne

Sanford Bernstein - Analyst

Michael Lapides

Goldman Sachs - Analyst

Jonathan Arnold

BAS-ML - Analyst

Ameet Thakkar

Deutsche Bank - Analyst

Nathan Judge

Atlantic Equities - Analyst

P R E S E NT A T I O N

Operator

Good morning. My name is Sylvia and I will be your conference operator today. At this time, I would like to welcome everyone to the Exelon conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions). Ms. Anderson, you may begin your conference.

Karie Anderson - Exelon Corporation - VP of IR

Thank you, and good morning. Thank you for joining us today for a discussion regarding Exelon’s proposed acquisition of NRG. We filed a press release and presentation this morning on Form 8-K. If you have not received it, the release is available on the Exelon website at www.exeloncorp.com.

Before we begin today’s discussion, let me remind you that our remarks on today’s call will contain forward-looking statements and estimates that are subject to various risks and uncertainties. Please refer to this morning’s Form 8-K and our other SEC filings for discussions of factors that may cause results to differ from management’s projections, forecasts and expectations.

Today’s discussion does not constitute an offer to exchange or a solicitation of an offer to exchange NRG shares and it is not a substitute for the exchange offer document or the proxy statements we have filed with the SEC. For important additional information regarding the offer and the proxy solicitation, please refer to today’s Form 8-K and the proxy statements that we have previously filed.

Leading the call today are John Rowe, Exelon’s Chairman and Chief Executive Officer, and Chris Crane, Exelon’s President and Chief Operating Officer. We have scheduled 45 minutes for this call and we will take questions as time permits.

I will now turn the call over to John Rowe, Exelon’s CEO.

John Rowe - Exelon Corporation - Chairman and CEO

Thank you, Karie. Good morning, everyone. By now you have all seen our presentation and the press release. This morning we announced our intention to increase our offer to 0.545 shares of Exelon stock for each share of NRG stock. We are able to do this because an exhaustive analysis of NRG’s organization and structure gives us additional synergy opportunities.

We also announced our intention to sell additional assets and issue equity, the proceeds of which would go to reduce the debt of the combined company and maintain investment-grade ratings. I want to be very clear about this. We have tried to put a whole package before you — the exchange offer; the amount of assumed property sales; the amount of assumed equity issuance; the amount of assumed synergies; and we will be prepared both today and in our subsequent conversations with you to show how we come up with each of these numbers. But we wanted you to see the whole package together.

Realistically put, the Exelon offer will create at least $2 billion and more likely on the order of $3 billion of additional value for the NRG shareholders and $1 billion to $3 billion of additional value for the Exelon shareholders. We can model projections, they can model projections, all of you can model projections but this is the range in which honest models will yield differing results.

Few transactions that you see can produce more value than this. NRG shareholders get the value of Exelon’s better balance sheet, its low-carbon nuclear fleet, its capacity uprate capability, its operating and regulatory talents and their share of the synergies. Exelon shareholders get the value of NRG’s assets, its cash flow, its entrepreneurial talent and their share of the synergies.

Together the two companies’ shareholders get something very rare, a truly effective combination in an industry in which significant profitable growth is very hard to come by.

In a moment Chris and I will provide details on the synergies and financing questions. But first, I want to again review the strategic reasons for the transaction, and why we are working so hard to get a deal accomplished.

The answers are very simple. This is all about the long-term value that can be created by consolidation. I have beaten this drum for many years now, so has David Crane, but consolidation is very hard to get in our industry and it is particularly hard to get consolidation when you really are all about value as Exelon is.

But if you look at what we have built at Exelon today, you see the point. A little over a decade ago ComEd and PECO were two struggling urban utilities with troubled nuclear operations and rates substantially higher than the national average. Today, Exelon is one of the most successful and, in terms of market value, the most successful in the country. Our success is shown by our industry-leading nuclear capacity factor of 93% for the combined fleet in 2008; by our competitive fleet-wide nuclear production costs of $15.87 per megawatt hour in 2008; by the $8 billion we have invested in transmission and distribution infrastructure in Illinois and Pennsylvania despite rate freezes for a substantial portion of that time; and by one of the best total shareholder returns in the industry, 120% since the creation of Exelon 10 years ago.

There simply aren’t many stories like that in today’s stock market. We have done this despite continued weakness in economic growth and in the commodity markets and we are pleased with the second-quarter results which we will be announcing soon. They allow me today to affirm our earnings guidance for the second quarter and the full year.

That value has been created by consolidating what had been two very different companies. Now that success didn’t happen by luck. It took discipline and determination, precisely the same kind of effort that it would take to make this combination work. This deal is not simply about size. NRG brings with it a unique mix of assets and a unique market presence and geography that balance Exelon’s.

It would expand our nuclear fleet while adding more gas generation and coal baseload assets that will have value even in a carbon constrained world. It would expand our presence in Texas, California and the Northeast so our financial health is less dependent on Illinois and Pennsylvania. It of course does exactly the reverse, building more diversity for NRG as well.

If we succeed, we will have an entity that has the earnings power, cash flow and balance sheet strength to meet the climate challenge and finance the new investment that our industry will be called upon to make.

If you all support this transaction, we will create an entity that will redefine the model for competitive generation. An Exelon-NRG merger will show that independent generation no longer needs to be small and over-levered. It will help us escape the booms and busts that have marked the last decade in the IPP sector.

David Crane once said the industry is at the crossroads of consolidation. The sector is still extremely fractured and it has to consolidate. The only question is when, by whom and at what price. Well, we would accept that formulation. To the question of when, the answer should be now. When commodity prices make consolidation more palatable for regulators, when credit is still at a premium, and when the enormous need for new investment in a carbon constrained world is looming.

To the question by whom, Exelon and NRG make a whole lot of sense. NRG’s own market discovery process confirms this. After more than a half a year of searching, they have announced no better offer than Exelon’s.

As to the question of price, the offer we put on the table this morning affords NRG shareholders immediate value. It also gives them the benefits as I said earlier of Exelon’s low-carbon fleet and the upside that comes as the PECO purchased power agreement expires at the end of 2010.

We have increased our offer based on two factors. To a small degree, the NRG acquisition of Reliant, which we see as a positive but not a large one. To a larger degree, our increased offer is supported by additional cost synergies we have identified through intensive analysis in the eight months since our offer. We have used the last eight months to painstakingly analyze NRG’s structure, cost platform and operations. My entire operating team is committed to the results of this analysis.

We believe we can deliver an additional $1 billion in synergies or a total of $3.6 billion to $4 billion in net present value. The team that performed this was led by Ron DeGregorio, whom you will all have a chance to meet, under the direction of Chris Crane and with assistance from Booz & Co. Ronnie is one of the most valued executives in Exelon Nuclear. Most recently he was Senior Vice President in charge of our mid-Atlantic nuclear units and prior to that, he led the nuclear fleet integration efforts for PECO in the merger with Unicom that created Exelon. Ron will be available on our road show but for now, I would like to turn the call over to Chris who will outline the methodology that we used.

Let me just say that when we made our original offer last October, we believed we had identified an attractive place in the market because we thought NRG was even more underpriced than we were at the time and we believe we had identified an attractive package of synergies. At this point, this merger is far more driven by the synergies and that is why we will spend so much time on it today.

Chris Crane - Exelon Corporation - EVP, President and COO

Thank you John. We have included information regarding our revised synergy estimates on the slides. It is slide 11 through 13 of the material we filed early this morning on the Form 8-K and you can refer to those slides during my remarks.

In October when we first announced the synergies, we estimated the range to be approximately $180 million to $300 million annually and this was based off of traditional and maybe a more conservative integration model. As I said, we knew that these assumptions were conservative and at the time stated that if we found more in the synergy area, we would share it properly with the NRG shareholders and the Exelon shareholders.

As you know, due diligence has not happened, but we developed more detailed information about NRG and its cost structure. We have also refined our approach based on how we will operate as a combined company including how we will apply our management model to the NRG assets. These efforts have allowed us greater insight in and certainty into the synergies that can be created from the combination.

Our synergy estimates have increased on a net present value basis over $1 billion since our initial estimates in October. There are specific details behind them, and we are confident that we will be able to achieve them. I will speak to our methods, specific sources, and our level of confidence to achieve the targets.

First, to refine our synergy targets, we decomposed all the key cost drivers and built a bottom-up estimate of each functional area, whether corporate or operational. We assigned 10 functional teams covering areas like IT, supply, trading, fossil operations, finance, etc. to develop the “future state” organization, define specific synergy assumptions and expectations, and identify potential challenges to achieve these synergies.

Each team aggressively pursued all information on NRG that was available to us - and this is from public published sources, benchmarking, industry contacts - about NRG’s structure and operations. We did a significant amount of research into NRG’s cost platform.

We also engaged the expert assistance of Booz & Company, as John said, using its experience and its database to build our model. We utilized Navigant assisting us in fossil plant and organization benchmarking information and we had an independent third-party review performed by Oliver Wyman & Co. to validate our assumptions and provide us with a challenge. We also adjusted our original synergy target to add the synergies based on the Reliant retail acquisition.

In terms of the specific synergies, we anticipate healthy savings as we eliminate the duplicate corporate overhead and IT structure. Over 50% of the estimated annual synergies or $225 million to $240 million will come from these areas. Our existing corporate structure will absorb the central office work with limited and tightly managed growth in staff.

We have some specific information on NRG’s IT systems and our approach in this area that it will take to migrate the data and eliminate their current operating systems. That said, we have experience from previous integrations that the IT integration can be challenging. We have developed detailed plans to address this and we also have significant costs to achieve built in the model. Approximately $100 million of the cost to achieve is the IT integration alone.

Our original estimates included very few synergies from the operations side, the fossil operations side. We have since refined our integration strategy. We plan to change NRG’s highly decentralized approach to operations, to use instead Exelon’s proven management model, which involves more centralized engineering, technical and operations support. The results will allow us to leverage and consolidate into fewer operating regions.

We plan to combine the trading operations into a single trade floor. We are fortunate to have the same trading software platforms and our Power Team already has a trade desk for the ERCOT market that will have to be slightly expanded.

We will ensure stringent and consistent risk management policies are applied across our operations and that is a high priority. We expect some nominal staffing additions in Power Team to accommodate the new business. Our generation development organizations are largely duplicative functions between the two companies. We expect to be able to reduce the staffing in that area.

In the nuclear area, we are assuming some economies of scale as we enable STP unit 1 and unit 2 to take advantage and leverage off of the nation’s largest operating fleet. We look forward to the partnership with CPS Energy and the City of Austin in the STP Nuclear Operating Company and any synergies there would be contingent upon their agreement.

We added synergies for the retail as we expect to combine Exelon’s retail operations into the Reliant Retail organization. In total, our O&M synergies target, expressed in 2011 dollars, is $410 to $475 annually. That reflects a 30% reduction in NRG’s O&M, or about 6% to 7% of the combined company, which is consistent from our consultant’s advice with similar transactions.

We expect to realize the full savings of these synergies by 2011 although two-thirds would be achieved in 2010. We expect the cost to achieve to be approximately $200 million, which includes severance, system integration, relocation costs, things like that. We have a realistic level of confidence that we can achieve these targets.

Exelon knows how to identify and reduce costs. We have done it before. As John mentioned, during the PECO/Unicom merger, we exceeded our synergy targets and improved the operations on both sides of the fleet, driving out approximately $250 million of O&M savings. A few years later, we took on Exelon Way, as a major successful cost-reduction effort, driving an additional $350 million of O&M savings.

Exelon’s nuclear service operating contract with PSEG is an excellent example of what happens when we apply our management model. We improved the capacity factor from 77% to 96% and overall operations substantially improved during the period of the Exelon management team’s time at the Salem and Hope Creek facilities. The refueling outage duration, the average duration was reduced from 80 days to 26 days.

We have already started the integration plan for NRG assets to ensure that we have all the tools and plans in place to capture these synergies quickly. We have assigned Ron DeGregorio, as John mentioned, as the full-time executive in charge of the synergies and the integration plan. Ron does truly have a proven track record on performing in these areas and we do believe he will be totally successful.

We also believe that there is some headroom for additional synergies beyond our commitments. We have not included any assumptions about potential revenue synergies and we have not included any financing or balance sheet synergies. We think the targets are achievable and based off of a disciplined analysis and our own experience, we expect to achieve them.

I will turn it back to John.

John Rowe - Exelon Corporation - Chairman and CEO

Just to wind up, we will be happy to talk about the all-important synergy numbers as long as you like. And as I said earlier, we will make certain that we bring Ron DeGregorio out to explain to any of you who want to meet with us about them in great detail.

I would like to call your attention particularly to slide 15 in the deck we gave you. It shows some key variables from our scenario analysis. The key message I want to give you is that we believe that this transaction gives Exelon shareholders between $1 billion and $3 billion of value in a wide variety of scenarios. We believe it gives NRG shareholders somewhere between $2 billion and $3 billion of value in a wide variety of scenarios.

We believe the deal remains accretive between 2% and 4% in 2010 to 2011 and increasing to 7% in 2012 and beyond. Those numbers, as did our prior ones, do not include any purchase accounting adjustments. We are confident that it can be financed in a way that preserves Exelon’s investment grade credit rating. We have had serious discussions with the rating agencies. We believe we know what it takes to maintain our investment-grade ratings. We have shown a financing plan that we believe will do that.

I think the single most important thing for you to know is that we included our estimates of the costs of the equity issuance, in this case mandatory convertibles, and our estimates of the cost of the property sales in our scenario analyses. So when we give you our estimates on discounted cash flow value-add and accretion/dilution, we have taken into account both the debt financing, the mandatory convertible and our estimates of the asset sales.

We have specifically identified units for the asset sales. We have had some discussions with possible buyers. We think we have a strong basis for knowing we can do that.

What we have tried to do here is come up with a proposal that is a good deal for both sets of shareholders, a proposal that absolutely and unequivocally does not deviate from my commitment to doing transactions only when they add value. This price represents our best and final offer. We very much want to acquire NRG but we don’t have to do it.

We have plenty to do in this world and we will keep doing our best to add value for you in the years that come ahead no matter which way this one comes out. This has been a long eight months so far. I expect we will have a very interesting month ahead of us but Exelon will remain absolutely committed to value.

And with that, we are ready to answer questions.

Karie Anderson - Exelon Corporation - VP of IR

Operator, we will now take questions.

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions). Hugh Wynne, Sanford Bernstein.

Hugh Wynne - Sanford Bernstein - Analyst

Good morning. I had a question regarding page 15. I think if I remember correctly from our conversations in Chicago when I was last there that you all put about a 40% to 60% chance on passage of Waxman-Markey this year. One of the scenarios that could arise is that the carbon component of Waxman-Markey perhaps is not passed but the renewable electricity standard in a different bill is passed.

The scenarios that you have assessed seem to assume in every case that we have carbon controls but only in one case that we have a renewable electricity standard. And I was wondering what would be the added value in a scenario where we had renewable electricity standards but did not have carbon capture?

John Rowe - Exelon Corporation - Chairman and CEO

I’m going to take a first shot at that and then I will defer to Frank Huntowski who is the economist who does these analyses for it. Let me say that the House leadership and the President of the United States put a great deal of effort into securing passage of Waxman-Markey with both components.

In the Senate, Chairman Boxer is committed to action on a climate bill. She will again have the support of the President. As you know, Senator Bingaman, who chairs another important committee, has been working on climate for years. I think the passage of Waxman-Markey improves our odds of getting something in the Senate this year that includes climate.

That said, the states that are absolutely key to the analysis here are all working on their own renewable program. Texas is a state for wind development, wind development beyond what I believe the federal legislation would require. Illinois and Pennsylvania both developed their own renewable standards. So I think the key drivers here really assume that we have a lot of renewables in all cases.

With that, I will defer to Frank.

Frank Huntowski - The Northbridge Group - Director

Yes, Hugh, on your specific question as to the impact. If we take out carbon and just look at the Federal RES, I think you’ll be looking at something closer to the last bar on that chart which is a delayed carbon program that the deal would have more value on an incremental basis than if you had carbon. Our view is that the Federal RES in itself will tend to decrease the value of the deal slightly because there will be more wind build in Texas in order to sell the energy credits to the rest of the United States. But if you have that without carbon, the deal would be sort of close to that last bar.

Hugh Wynne - Sanford Bernstein - Analyst

Okay and then if I could just ask you if we do have carbon, I mean if Waxman-Markey were to be passed pretty much as it is, the added value I take it is the second column, $1.1 billion.

Frank Huntowski - The Northbridge Group - Director

Yes, that is about right. And it does depend, we put our carbon assumption in there of $25 escalating and that one assumes that carbon is not enacted until 2014. There are some cases we look at in 2012 but that is the closest bar to the current Waxman-Markey.

Hugh Wynne - Sanford Bernstein - Analyst

Okay good. Thank you very much.

Operator

Michael Lapides, Goldman Sachs.

Michael Lapides - Goldman Sachs - Analyst

Hey guys, a couple of things. Can you just run down the list of assets besides Big Cajun? I noticed that Big Cajun was on the list of assets that would likely be for sale if the transaction closes. That is question one. And question two, EPA forecasts for the first year or so for our first couple of years are closer to the $13 to $15 a ton range — I think $11 to $15 a ton range roughly. Just curious why the showing on page 15 of $25?

John Rowe - Exelon Corporation - Chairman and CEO

If you look at footnote 3, you will see $13 and $14 a ton for 2012 and 2013. So I think we came out very close to the EPA in that respect. Frank, correct me if I’m wrong, I want to finish the second part of your question. Then I will turn the first part over to Chris. I believe when we came up with that $1.1 billion number we were assuming $13 in 2012 and almost $14 in 2013, is that right?

Frank Huntowski - The Northbridge Group - Director

Yes, the $1.1 billion benefit is based on $15 and we run scenarios from sort of $13 and $30. I think one of the critical assumptions in EPA and there are many models out there is the price and availability of offsets and they have a price and availability that will give you something like $13. If they are a little bit more difficult to get we could see prices in the low $20s and Waxman-Markey kind of contemplates a range — they have reserve auction prices that range from about $11 to $28. So all of our numbers are in that range.

John Rowe - Exelon Corporation - Chairman and CEO

Chris, would you pick up the asset sale?

Chris Crane - Exelon Corporation - EVP, President and COO

Yes, the additional assets from the previous disclosure that we would be looking at are the Louisiana assets. It is the Big Cajun and the peaking assets in Louisiana. The other assets are the ones that were previously announced in our “clean sweep” strategy that essentially divested our ownership in the assets that we currently have in Texas now. And we would divest the ownership of the assets that they currently have in PJM East.

One grouping that I also left out are the international assets would also be included in the additional sale that I don’t previously believe we discussed. So it is Handley, Mountain Creek, LaPorte for us on our side. The Big Cajun, Louisiana peakers, and the international assets, Indian River, and there is a couple more of theirs in PJM East - Dover and Vienna.

Michael Lapides - Goldman Sachs - Analyst

Okay. And just thoughts — I mean NRG owns a lot of kind of older gas power plants in Texas. Thoughts around those as well?

Chris Crane - Exelon Corporation - EVP, President and COO

Well, we have a process that we use in our own fleet and we would apply to the NRG fleet which is the fleet optimization. It is an integrated approach between our asset engineers - on improving the performance and the viability of the assets - and our Power Team, our power marketing folks, to look at what is the best utilization of the asset. Is it additional sales divestitures, because we can’t optimize them in our fleet, or improve their performance in our long-term performance improvement plan to improve their heat rates.

So we would look at them after closure just as an optimization. All assets would be looked at that way.

Michael Lapides - Goldman Sachs - Analyst

Got it. Last item. I apologize for hogging the call a little bit. On the environmental CapEx you are estimating for NRG, what is the policy that you are assuming gets put in place? I mean you are assuming a max-like standard that forces scrubbing and SCRs across every one — the un-scrubbed coal fleet around the country — or are you assuming that CAIR and CAM just get reimplemented?

Chris Crane - Exelon Corporation - EVP, President and COO

It is essentially what is going through the EPA now and that is the reimplementation of CAIR and some more stringent rules on mercury. But we have costed out the current rules that are being pushed through the EPA.

Michael Lapides - Goldman Sachs - Analyst

Got it. Okay.

Chris Crane - Exelon Corporation - EVP, President and COO

And I believe that NRG also notes in their annual report the probability of those coming in but not being able to estimate their value at this point.

Michael Lapides - Goldman Sachs - Analyst

Got it. Okay, thank you, guys.

Operator

Jonathan Arnold, Merrill Lynch.

Jonathan Arnold - BAS-ML - Analyst

Good morning, guys. Can you here me okay?

John Rowe - Exelon Corporation - Chairman and CEO

Yes. Hi Jonathan.

Jonathan Arnold - BAS-ML - Analyst

Good morning. I just wanted to ask on the $1.1 billion of I think you assumed equity linked [issuance] in your financing assumptions. That obviously is with the merger or with a deal to acquire NRG. Do you have a sense of whether you would be issuing equity absent the deal?

John Rowe - Exelon Corporation - Chairman and CEO

We do not believe that we will have to issue equity unless we do the NRG transaction. We believe that our cash flows suffices to meet the Moody’s and S&P FFO to debt test without issuing new equity if we do not do the transaction. I would say that as you go down the road, depending on different gas price scenarios, you might end up choosing to issue some equity to help finance the nuclear uprate program. But at the present time, Matt, correct me if I overstate this, we think we can sustain our investment grade rating without issuing new equity in the standalone scenario.

Matt Hilzinger - Exelon Corporation - SVP and CFO

That’s correct.

John Rowe - Exelon Corporation - Chairman and CEO

Matt agrees. I must have said it right.

Jonathan Arnold - BAS-ML - Analyst

If I might just ask one other. It seems the assumptions are that you are showing financing that will involve a refi of the $4.7 billion of NRG bonds. But I remember from the outset the plan was to (inaudible)

John Rowe - Exelon Corporation - Chairman and CEO

You are breaking up at the end. Yes, we are assuming refinancing of the NRG bonds. And Matt, do you know what — do you want to tell them what debt price you would assume we would have to pay?

Matt Hilzinger - Exelon Corporation - SVP and CFO

Yes, we have assumed about 8% in there. And look, our view is that we would look at this as a traditional financing and a traditional merger and we would put the merger and the debt at the generation company. And obviously in the past, we have talked about topco; we have talked about reaching a consent with the bondholders and those are things that are out there that we can continue to pursue. But at this point, we are looking at a much more kind of traditional financing of the deal.

Jonathan Arnold - BAS-ML - Analyst

Thank you very much.

Operator

Ameet Thakkar, Deutsche Bank.

Ameet Thakkar - Deutsche Bank - Analyst

Good morning. Just had a quick question on slide 27. I guess you guys are kind of showing I guess your estimate of the potential value creation from NRG’s acquisition of Reliant Retail and it looks like you are using a 1.9 to 2.6 multiple. I just was wondering, did you guys consider the potential that the retail business, kind of an integrated model sort of like what TXU had might actually be worth more?

John Rowe - Exelon Corporation - Chairman and CEO

Well, I will let a couple of my colleagues comment on this. We think that nearly all of the value in a retail business is it functioning as a hedge to the wholesale business. You know lots of people have tried to make a standalone retail model. They haven’t been very successful so far starting with the famous and unlamented Enron.

So we think that NRG made a good buy on Reliant. We think it adds a little value. We put it, as we show here, in about the $1 per share range. Chris or Bill or Matt, do you want to add anything more on the multiple we use in this valuation. Frank, the economist again.

Frank Huntowski - The Northbridge Group - Director

This is both based on — NRG quoted a multiple when they purchased Reliant and they purchased it through a competitive auction. We believe it was at a good price but we don’t believe that they bought it in a competitive auction and then it is worth three or four times more a couple of months later. So our multiple of range of 2 and 2.5 is based on sort of market evidence and the fact that Reliant has already announced two rate cuts and there will be some declining margins over time. So we do see about $1 a share of value in it but not $4 or $5 a share.

Ameet Thakkar - Deutsche Bank - Analyst

Thank you very much.

Karie Anderson - Exelon Corporation - VP of IR

Operator, we will take one more question.

Operator

Nathan Judge, Atlantic Equities.

Nathan Judge - Atlantic Equities - Analyst

Good morning. On page 15, there are a range of gas price assumptions ranging from $6 to $7 or $7.90. What would be the accretion if gas prices were near cash pricing today of around $3 to $4?

John Rowe - Exelon Corporation - Chairman and CEO

Frank, do you want to pick that one up?

Frank Huntowski - The Northbridge Group - Director

Right. I think we — the main scenarios that we have run are between $6 and $8 and that is the long-term gas price from 2014 out. So the accretion numbers that you see for 2010 are actually based on lower gas prices that are at market which is about $6 in 2010. Both companies are fairly well hedged in 2010, so if we were to see gas prices go from $5 or to $4 in ‘10, it is not going to have a big impact on the accretion/dilution because of the hedge positions.

Chris Crane - Exelon Corporation - EVP, President and COO

But we have stressed to find the dilution point and that stress number is not backed up by any fundamentals.

Nathan Judge - Atlantic Equities - Analyst

(multiple speakers).

John Rowe - Exelon Corporation - Chairman and CEO

(multiple speakers). [Both] companies below $4.

Nathan Judge - Atlantic Equities - Analyst

Just to follow up on that question, I mean can you give us any indication of where commodity prices need to be in order to support accretion? I think you have kind of answered that but just any specific data would be helpful.

Frank Huntowski - The Northbridge Group - Director

I think we can look at that, you know, John quoted the accretion in the early years as a couple of percent so even with both companies being hedged, I think 2011 would probably be a fair bit lower if gas prices were at $3 or $4 which we don’t see. But we have not — we have stressed it at sort of $5 gas price and have tended to look really more at the long-term value than the short-term accretion in that case.

Nathan Judge - Atlantic Equities - Analyst

Very good. Thank you.

Karie Anderson - Exelon Corporation - VP of IR

Operator, that concludes our call. Thank you very much.

Operator

Ladies and gentlemen, this does conclude today’s conference call. You may now disconnect.

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On July 6, 2009, Exelon issued the following press release:

Contact:	Exelon Communications
312-394-7417

Exelon Urges NRG Shareholders to Vote for Nine Independent Director Candidates

Outlines Significantly Increased Offer and Over $3 Billion in Value It Brings to NRG Shareholders

CHICAGO (July 6, 2009) – Exelon Corporation (NYSE:EXC) announced today that it has mailed a letter to shareholders of NRG Energy, Inc. detailing its increased offer to acquire NRG and the over $3 billion of value it brings to NRG’s shareholders. The letter also outlines the reasons NRG shareholders should vote the BLUE proxy card to elect nine new independent directors who will unlock the greatest stockholder value on behalf of NRG’s owners. The full text of the letter follows:

Dear NRG Energy, Inc. Shareholder:

EXELON HAS INCREASED ITS OFFER TO ACQUIRE NRG ENERGY BY OVER 12%

At NRG’s annual meeting, you have the opportunity to elect nine independent directors who we believe will give you the best opportunity to realize the benefits of an Exelon/NRG combination. Exelon’s increased offer creates over $3 billion of new value for NRG shareholders – almost half of NRG’s total market capitalization. There simply is no business plan or alternative strategic transaction that NRG can pursue that will come close to creating the substantial value that we believe you will get from a combination of NRG with Exelon. You will be able to realize the substantial value created by a combination of NRG and Exelon only if you and other NRG shareholders take action now, using the BLUE proxy card, to elect nine new independent directors to the NRG board.

Under the terms of the increased offer, Exelon is now offering to exchange each share of NRG common stock you own for 0.545 of a share of Exelon common stock – an increase of 12.4% from Exelon’s original offer of 0.485. More importantly, this offer now creates even more value for you immediately as an NRG shareholder and in the future as an owner of a combined Exelon/NRG. Given the substantial increase in transaction value to NRG shareholders, this offer represents our best and final offer. If you want to have the opportunity to capture the substantial value created by our offer, you must put nine new directors on the NRG board – anything short of that will not create the dramatic change needed to move beyond the current board’s entrenched opposition and management’s obstructionist tactics.

NRG’s board of directors and management stand in the way of your opportunity to realize the substantial value that can be created by a combined Exelon/NRG. The decision to pursue this value-creating transaction ultimately should be yours – not NRG management or the NRG board. To ensure that this occurs, Exelon is asking you to elect nine new independent directors to an expanded NRG board of 19 directors. Any other outcome is certain to leave you with an NRG board and management that will continue their obstructionist tactics and destroy value in the process. It is now more important than ever that you change the dynamic and attitude inside the NRG boardroom and elect nine directors who will capitalize on the opportunity to create substantial value for you. We urge you to vote today using the BLUE proxy card – by telephone, by Internet or by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided.

EXELON’S INCREASED OFFER PROVIDES EVEN MORE VALUE TO NRG SHAREHOLDERS TODAY

Exelon’s increased offer represents a transaction value of over $3 billion to NRG shareholders. When we first made our offer in October 2008, it represented a 37% premium to the closing price per share of NRG’s common stock on October 17, 2009, the last trading day before we made our proposal public. Before we made our offer in October, NRG’s stock performance closely followed the performance of its peer group of independent power producers. From October 17, 2008 through June 26, 2009, every one of these companies had decreased in value except for NRG, which was up over 20%. Clearly, our offer is supporting NRG’s current stock price at a level higher than the price would be in the absence of our offer. We have increased our offer by over 12% and we believe our offer now represents at least a 44% premium for NRG shareholders. This transaction offers substantial value to you and simply cannot and should not be ignored.

NRG SHAREHOLDERS WILL SHARE IN EVEN GREATER SYNERGIES

Through a very detailed eight-month review of NRG’s structure, cost platform and operations, we have identified an additional $1.5 billion in synergies, for a total net present value of $3.6 billion to $4.0 billion in synergies available through a combination of Exelon and NRG. These synergies will come from streamlining NRG’s decentralized operating structure, eliminating duplicate functions and applying our industry leading management model to NRG’s operations, resulting in a 30% reduction in NRG’s annual operating costs. Our increased offer gives NRG shareholders over $600 million of these synergies.

We are confident that these synergies are achievable. Exelon has a proven track record of repeatedly delivering targeted synergies and cost reductions. Following the 2000 Unicom/PECO merger, which created Exelon, we delivered approximately $250 million in annual savings, well above the target of $180 million. During the Exelon Way cost reductions in 2003-2004, we delivered approximately $350 million in operations and maintenance savings, as compared to the target of $210 million. These are the types of long-term, value-creating actions that we deliver for our shareholders and which we will provide to you as a shareholder in a combined Exelon/NRG.

EXELON/NRG: GREATER GROWTH AND VALUE AT LOWER RISK

Exelon is the most valuable utility in the United States, with the industry’s largest market capitalization of close to $33 billion, largely driven by owning and operating the largest, best run merchant generation fleet in the country – and our offer gives you an opportunity to participate in Exelon’s success. In addition to the immediate value our increased offer provides, you will be able to share in the significant future financial, operational and strategic value that a combination will offer.

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The combination will result in the largest U.S. power company with a market cap of approximately $40 billion and allow NRG shareholders to upgrade to an investment-grade balance sheet. A combined company offers you stronger revenue, earnings and cash flow streams than currently exist, or likely would ever exist, for you as an NRG shareholder. The company will be better positioned to meet the climate challenge, finance the new investment that our industry will be called upon to make and react to an ever-changing marketplace than would a stand-alone NRG.

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The combined company will have a significant presence in five major competitive markets (Illinois, Pennsylvania, Texas, California and the Northeast). This will create a truly national scale and bring considerable regional, fuel and regulatory diversity, thereby reducing the risk associated with dependence on two or three markets.

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A combined Exelon/NRG will have the largest carbon upside potential in the industry, driven by Exelon’s ownership of the largest nuclear fleet in the U.S. Exelon expects its EBITDA could increase over $1 billion annually from the Waxman-Markey legislation that passed the U.S. House of Representatives on June 26, 2009. As a stand-alone company, NRG faces downside risk from carbon legislation because its production is dominated by coal plants.

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With the addition of NRG’s two existing nuclear units at South Texas, the combined company will expand what is already the largest, best run, lowest cost nuclear fleet in the country. In addition, Exelon plans to build 1,300-1,500 MW of new nuclear through uprates at a fraction of the cost and risk of NRG’s partial ownership of South Texas 3 and 4. You will directly benefit from the increased output of these low-risk uprates as compared to experiencing the high risk of nuclear new build by a stand-alone, sub-investment grade NRG that would otherwise face significant challenges to make that project a reality.

NRG shareholders will be part of a company that has a history of financial discipline and shareholder return. Exelon has always had investment grade ratings, which enables consistent access to capital at low cost. Since its inception in 2000, Exelon has experienced total shareholder return of over 120%, as compared to a negative return for the S&P 500 of over 20% for the same time period. In addition, Exelon has consistently paid its shareholders a dividend whereas NRG is currently prohibited from returning value to its shareholders through dividends.

INDUSTRY CONSOLIDATION IS NEEDED

Now is the time for consolidation in our industry, especially for smaller, highly levered companies like NRG. Volatile commodity markets, unprecedented political and regulatory challenges, and the upheaval in the credit markets all contribute to the need to combine for greater strength. David Crane, NRG’s CEO, said himself the “sector is still extremely fractured and it has to consolidate.” The right parties for consolidation are Exelon and NRG, something confirmed by NRG’s own “market discovery” process that was commenced months ago with the goal of delivering value to you. Despite an eight-month effort, NRG’s market discovery process failed to yield any better value alternative than Exelon.

IT’S TIME FOR YOU TO ACT TO CAPTURE THIS VALUE

VOTE THE BLUE PROXY CARD

NRG shareholders can secure the highest value transaction possible by voting the BLUE proxy card TODAY FOR:

•	Election of each of the four independent candidates nominated to run in opposition to the entrenched incumbent directors up for re-election to the NRG board.

•	Expansion of the size of the NRG board to 19 directors.

•	Election of each of the five independent candidates nominated to serve on the expanded board.

These steps will not result in Exelon’s candidates constituting a majority of the NRG board but will sufficiently change the dynamic of the board and bring an unbiased approach and fresh thinking to the Exelon offer. Failing to elect all nine independent candidates will significantly reduce the likelihood that you will see a value enhancing transaction.

Your vote is extremely important. To elect directors who are committed to looking out for your best interests, including exploring a potential combination of Exelon and NRG, please vote the BLUE proxy card TODAY by telephone, by Internet, or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

Thank you for your consideration.

Sincerely,

John W. Rowe

Chairman and Chief Executive Officer

Exelon Corporation

Exelon announced on June 17, 2009, that it had filed its definitive proxy materials with the Securities and Exchange Commission to solicit proxies from NRG shareholders at the NRG annual meeting of shareholders scheduled for July 21, 2009. Exelon urges all NRG shareholders to use the BLUE proxy card to vote in favor of proposals to expand the NRG board and elect nine new, independent and experienced directors who will act in the shareholders’ best interests to capture the highest shareholder value possible.

Important Information

This press release relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.545 of a share of Exelon common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon filed a preliminary proxy statement on Schedule 14A with the SEC on April 17, 2009 in connection with its solicitation of proxies (the “Preliminary Exelon Meeting Proxy Statement”) for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer. Exelon expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for the Exelon Meeting (the “Definitive

Exelon Meeting Proxy Statement”) and may file other proxy solicitation material in connection therewith. Investors and security holders are urged to read the Preliminary Exelon Meeting Proxy Statement and the Definitive Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Schedule I to the Prospectus/Offer to Exchange. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the Definitive Exelon Meeting Proxy Statement.

Forward Looking Statements

This communication includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s 2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (3) Exelon’s First Quarter 2009 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

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Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.